GENERAL SECURITY AGREEMENT

            THIS GENERAL SECURITY AGREEMENT is dated the date set out below and made,

BETWEEN:

NORTHERN DYNASTY MINERALS LTD., a corporation existing under the Business Corporations Act of British Columbia;

(the “Debtor”)

AND:

CANNON POINT RESOURCES LTD., a corporation existing under the Business Corporations Act of British Columbia;

(the “Secured Party”)

ARTICLE 1
DEFINITIONS

1.1                    Definitions

                          In this Agreement the following words and phrases will have the meanings set out below unless the parties or the context otherwise require(s).

(a)	“Act” means the Personal Property Security Act of British Columbia and the regulations thereunder, as amended, restated or replaced by successor legislation of comparable effect.

(b)	“Agreement” or “this Agreement” means this Agreement including all recitals and schedules hereto, as modified, amended, restated or replaced from time to time.

(c)

“Collateral” means all of the Debtor’s present and after-acquired personal property and interests therein of every nature and kind and wherever situate, including all personal property and interests therein now or hereafter held by the Debtor in trust for any person(s) or by any person(s) in trust for the Debtor, including all proceeds derived therefrom that are present or after-acquired personal property or other assets or undertaking of any nature or kind, tangible or intangible, legal or equitable, wherever the same may be situate, (including proceeds derived directly or indirectly from any dealing with the personal property charged hereby (including proceeds), all rights to insurance payments and other payments as indemnity or compensation for loss thereof or damage thereto, and all payments made in total or partial discharge or redemption of securities, instruments, chattel paper or intangibles (including accounts) comprised therein).

(d)	“Debtor” means the party so described above and its successors and assigns, whether immediate or derivative.

(e)

“Encumbrances” means any grant, mortgage, pledge, charge (whether fixed or floating), hypothec, assignment, security interest, lien, privilege title retention agreement, levy, execution attachment or other encumbrance (whether statutory or otherwise) whatsoever or any nature or kind and howsoever created.

(f)	“Events of Default” means the events of default described in Article 7 of this Agreement and “Event of Default” means any one of them.

(g)	“Loan” means the $4,250,000 loan made or to be made by the Secured Party to the Debtor pursuant to the Loan Agreement.

(h)	“Loan Agreement” means the loan agreement dated the date hereof between the Debtor and the Secured Party, as amended, modified, restated or replaced from time to time.

(i)

“Persons” or “Person” means and includes any individual, sole proprietorship, corporation, partnership, bank, joint venture, trust, unincorporated association, association, institution, entity, party or government (whether national, federal, provincial, state, municipal, city, county or otherwise and including any instrumentality, division, agency, body or department thereof).

(j)	“Permitted Encumbrances” means:

(i)

carriers’, warehousemen’s, builders’ and mechanics’ and other like Encumbrances arising in the ordinary course of business or by operation of law and other Encumbrances resulting from judgments or awards the time for the appeal or petition for re-hearing of which shall not have expired or in respect of which Debtor shall in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been obtained;

(ii) Encumbrances or trusts for taxes, assessments and other governmental charges either not yet due and payable or in respect of which enforcement proceedings shall have been effectively stayed;

(iii)

pledges or deposits made under workers’ compensation laws or similar legislation or good faith deposits or bonds or similar instruments to secure the performance of bids, tenders, leases, contracts, expropriation proceedings, or deposits to secure surety and appeal bonds or deposits as security for contested taxes or export or import duties, levies, charges or surcharges;

(iv)

the right reserved to or vested in any governmental authority by the terms of any lease, franchise, tenure, contract, grant or permit, or by any statutory provisions, to terminate any such lease, licence, franchise, tenure, contract, grant or permit (provided that such right is not then being exercised), or to require annual or other periodic payments or the performance of obligations or imposition of conditions, as a condition of the continuance thereof;

(v)

security given to a public utility or to any governmental authority when required by such public utility or governmental authority in connection with operations in the ordinary course of business of Debtor or any of its subsidiaries;

(vi) the reservations, limitations, provisos and conditions, if any, expressed in any grants from the Crown in the right of Canada or in the right of any Province or Territory thereof;

(vii)

minor survey exceptions, minor encumbrances, leases, rights or options to repurchase, restrictions, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, title defects or irregularities or zoning or other restrictions as to the use of real properties or Encumbrances incidental to the conduct of business or the ownership of properties which were not incurred in connection with extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of Debtor;

(viii)	as of any particular time in respect of any particular Collateral, any Encumbrances consented to in writing by the Secured Party;

(ix)	the charges or security interests, if any, shown on Schedule “A” hereto;

(x)	any Encumbrance renewing, extending or refunding any Encumbrance permitted by paragraphs (i) through (ix); provided that

(A)	the principal amount of indebtedness secured by such Encumbrance immediately prior to such extension, renewal or refunding is not materially increased or the maturity thereof materially reduced;

(B)	such Encumbrance is not extended to any other property; and

(C)	immediately after such extension, renewal or refunding no Event of Default would exist; and

(xi)	any other Encumbrances which by their terms rank subsequent in priority to the Secured Obligations.

(k)

“Secured Obligations” means the obligations of the Debtor to the Secured Party in connection with the Loan (including all future advances and re-advances) whether direct or indirect, absolute or contingent, joint, several or joint and several, matured or not, extended or renewed, wherever and however incurred, of whatever nature or kind.

(l)	“Secured Party” means the party so described above and its successors and assigns, whether immediate or derivative.

1.2             Applicability of Act

                   Words used in this Agreement that are defined in the Act will have the respective meanings ascribed to them in the Act, unless otherwise defined herein.

ARTICLE 2
SECURITY INTEREST

2.1             Creation of Security Interest

                   For valuable consideration and as continuing security for the payment, observance and performance of each and all of the Secured Obligations:

(a)	Fixed Security Interest: the Debtor:

	(i)	grants to the Secured Party (who takes from the Debtor) a continuing security interest in the Collateral; and

	(ii)	grants, mortgages and charges the Collateral to the Secured Party by way of a fixed and specific charge.

2.2             Exceptions

                   There shall be excepted out of or excluded from the assignment(s), charge(s) and or security interest(s) created by this Agreement:

(a)

Last 10 Days of Lease: the last 10 days of the term created by any lease or agreement therefor (but the Debtor shall stand possessed of the reversion thereby remaining upon trust to assign and dispose thereof to any third party as the Secured Party shall direct);

(b)	Consumer Goods: any consumer goods of the Debtor; and

(c)

Agreements Requiring Consent: with respect to each agreement or other asset that requires the consent or approval of another party thereto for the creation of a security interest or charge therein, the security interests or charges created hereby will not become effective therein until all such consents or approvals have been obtained, or until such other assurances as may be acceptable to the Secured Party have been received, but until then the Debtor shall stand possessed of such asset in trust to dispose of as the Secured Party may direct.

2.3             Attachment

                   The Debtor acknowledges that value has been given, the security interests hereby created attach upon the execution of this Agreement (or in the case of any after acquired property, upon the date of acquisition thereof by or on behalf of the Debtor) and the Debtor has (or in the case of after acquired property will have) rights in the Collateral.

2.4             Purchase Money Security Interests

                   The Debtor acknowledges that the security interest created hereunder secures advances made and future advances to be made by the Secured Party to the Debtor for the purpose of enabling the Debtor to acquire rights in the Collateral.

ARTICLE 3
SECURED OBLIGATIONS

3.1             Secured Obligations

                   This Agreement, the Collateral and the security and other interests hereby created are in addition to and not in substitution for any other security interest now or hereafter held by the Secured Party from the Debtor or from any other Person whomsoever and will be general and continuing security for the payment, performance and observance of the Secured Obligations.

ARTICLE 4
DEBTOR’S REPRESENTATIONS AND WARRANTIES

4.1             General

                   The Debtor makes the representations and warranties set out in this paragraph 4.1 to and for the benefit of the Secured Party.

(a)

Proceedings and Enforceability: The Debtor represents and warrants that this Agreement is granted in accordance with resolutions of the directors of the Debtor and all other matters and things have been done and performed so as to authorize and make the execution and delivery of this Agreement and the performance of the Secured Obligations hereunder, a valid and legally binding obligation of the Debtor enforceable in accordance with its terms, subject only to bankruptcy, insolvency or other statutes or judicial decisions affecting the enforcement of creditors’ rights generally and to general principles of equity.

(b)

Non-Conflict: Neither the execution nor the performance of this Agreement requires the approval of any regulatory agency having jurisdiction over the Debtor nor is this Agreement in contravention of or in conflict with the articles, by-laws or resolutions of the directors (or shareholders) of the Debtor, or of the provisions of any agreement to which the Debtor is a party or by which any of its property may be bound or of any statute, regulation, by-law, ordinance or other law, or of any judgment, decree, award, ruling or order to which the Debtor or any of its property may be subject.

(c)	No Default: The Debtor is not in breach or default under any agreement to which it is a party which if not cured would have a material adverse effect upon the Debtor or the Collateral.

(d)

No Liens: Except for Permitted Encumbrances, the Debtor has paid and discharged all claims and demands of all employees, contractors, subcontractors, material men, mechanics, carriers, warehousemen, landlords, and other like persons, and all governmental taxes, assessments, withholdings, remittances, charges, levies, and claims levied or imposed, which, if unpaid, become or might become an Encumbrance upon any or all of the properties, assets, earnings, or operations of the Debtor.

(e)	Ownership and Collateral Free of Encumbrances: The Debtor is the owner of or has rights in the Collateral free and clear of all Encumbrances whatsoever save only Permitted Encumbrances.

ARTICLE 5
DEBTOR’S COVENANTS

5.1             General Covenants

                   The Debtor covenants and agrees with the Secured Party as set forth in this Section 5.1 unless compliance with any such covenants is waived by the Secured Party in writing, or unless non-compliance with any such covenants is otherwise consented to by the Secured Party by written agreement with the Debtor.

(a)	Compliance with Secured Obligations: The Debtor shall strictly comply with all of the Secured Obligations.

(b)	Keep Collateral in Good Repair: The Debtor shall keep the Collateral in good order, condition and repair.

(c)	Conduct of Business: The Debtor shall carry on and conduct its affairs in a proper and efficient manner so as to protect and preserve the Collateral.

(d)

Payment of Other Sums Due: The Debtor shall pay when due all amounts which are payable by it in connection with the Collateral, howsoever arising, including without limiting the generality of the foregoing, all rents, charges, taxes, rates, levies, assessments, fees and duties of every nature which may be levied, assessed or imposed against or in respect of the Collateral or the Debtor and shall provide the Secured Party with evidence of such payment upon request.

(e)

Notice of Encumbrances and Proceedings: The Debtor shall promptly notify the Secured Party of any Encumbrance made or asserted against any of the Collateral, and of any suit, action or proceeding affecting any of the Collateral or which could affect the Debtor. The Debtor shall, at its own expense, defend the Collateral against any and all Encumbrances (other than any Permitted Encumbrances) and against any and all such suits, actions or proceedings.

(f)

No Accessions or Fixtures: The Debtor shall prevent the Collateral from becoming an accession to any property other than other items of the Collateral or from becoming a Fixture unless the security interests hereby created rank prior to the interests of all other persons in the applicable property.

(g)

Marking the Collateral: The Debtor shall, at the request of the Secured Party, mark, or otherwise take appropriate steps to identify, the Collateral to indicate clearly that it is subject to the security interests hereby created.

(h)

Notice of Loss of Collateral: The Debtor shall give immediate written notice to the Secured Party of all loss or damage to or loss or possession of the Collateral otherwise than by disposition in accordance with the terms hereof.

(i)

Inspection of Records and Collateral: The Debtor shall at all times keep accurate and complete records of the Collateral as well as proper books of account for its business all in accordance with generally accepted accounting principles, consistently applied.

(j)	Delivery of Documents: The Debtor shall promptly deliver to the Secured Party upon request:

	(i)	all policies and certificates of insurance relating to the Collateral;

	(ii)	any documents of title and instruments representing or relating to the Collateral;

	(iii)	deliver a true and complete copy of each agreement or contract or other document included in the Collateral; and

	(iv)	such information concerning the Collateral, the Debtor and the Debtor’s operations and affairs as the Secured Party may request, acting reasonably.

(k)

Proceeds in Trust: The Debtor shall hold all proceeds in trust, separate and apart from other money, instruments or property, for the benefit of the Secured Party until all amounts owing by the Debtor to the Secured Party have been paid in full.

(l)

Reliance and Survival: All representations and warranties of the Debtor made herein or in any certificate or other document or agreement delivered by or on behalf of the Debtor for the benefit of the Secured Party are material, will survive the execution and delivery of this Agreement and will continue in full force and effect without time limit. The Secured Party is deemed to have relied upon each such representation and warranty notwithstanding any investigation made by or on behalf of the Secured Party at any time.

(m)

Compliance with Agreements and Laws: The Debtor shall not use the Collateral in violation of this Agreement or any other agreement relating to the Collateral or any policy insuring the Collateral or any applicable statute, law, by-law, rule, regulation, court order or ordinance.

(n)

Disposition of Collateral: Provided that so long as no Event of Default remains outstanding, the Debtor shall not, except in the ordinary course of business or with the prior written consent of the Secured Party, such consent not to be unreasonably delayed or withheld:

	(i)	assign, sell, lease, exchange, or otherwise dispose of the Collateral or any interest therein; or

	(ii)	release, surrender or abandon possession of any of the Collateral or terminate or cancel any material agreement included in the Collateral.

For any item of the Collateral which has become worn out, damaged or otherwise unsuitable for its purpose, the Debtor may substitute for such item property of equal value free from all Encumbrances except Permitted Encumbrances. All substituted property shall become part of the Collateral as soon as the Debtor acquires any interest in it.

(o)	Encumbrances: The Debtor shall not create, assume or suffer to exist any Encumbrance in, of or on any of the Collateral except for Permitted Encumbrances.

(p)

Liability for Deficiency: If the aggregate sum realized as a result of any realization pursuant hereto is not sufficient to pay the whole amount of the Secured Obligations, the Debtor shall forthwith pay to the Secured Party the full amount of the deficiency plus interest thereon at the rate or rates applicable to the Secured Obligations.

(q)	Notification: The Debtor shall notify the Secured Party promptly:

	(i)	Litigation: the details of any claims or litigation affecting the Debtor or the Collateral other than as disclosed in the Debtor’s filings on SEDAR or in the Debtor’s dataroom; and

	(ii)	Account Debtors: any default by any account debtor in payment or other performance of obligations of that Person comprised in the Collateral.

(r)	Payments: The Debtor shall forthwith pay:

(i)

Employee obligations: all obligations to its employees and all obligations to others which relate to its employees when due, including, without limitation, all taxes, duties, levies, government fees, claims and dues related to its employees;

(ii)

Taxes: all taxes, assessments, rates, duties, levies, government fees, claims and dues lawfully levied, assessed or imposed upon it or the Collateral when due, unless the Debtor shall in good faith contests its obligations so to pay and furnishes such security as the Secured Party may require; and

	(iii)	Prior Encumbrances: all Encumbrances which rank or could in any event rank in priority to or pari passu with the security constituted by this Agreement.

ARTICLE 6
PERFORMANCE OF OBLIGATIONS

6.1             Perform Obligations

                   If the Debtor fails to perform its obligations hereunder, the Secured Party may, but will not be obligated to, perform any or all of such obligations without prejudice to any other rights and remedies of the Secured Party hereunder, and any payments made and any costs, charges, expenses and legal fees and disbursements (on a solicitor and his own client basis) incurred in connection therewith will be payable by the Debtor to the Secured Party forthwith with interest until paid at the highest rate borne by any of the Secured Obligations and such amounts will be a charge upon and security interest in the Collateral in favour of the Secured Party prior to all claims subsequent to this Agreement.

ARTICLE 7
DEFAULT

7.1             Default

                   The Debtor shall be in default under this Agreement upon the occurrence of any of the following events:

(a)	if, pursuant to the Loan Agreement, the Secured Party is entitled to accelerate the Loan; or

(b)	if a receiver or receiver-manager is appointed by a Court or any other Person in respect of the Debtor, or any part of the property, assets or undertakings charged by this Agreement; or

(c)

if the Debtor or any other Person who becomes an owner of an interest in any of the Collateral while this Agreement is in effect, without the prior consent in writing of the Secured Party, grants or proposes to grant an Encumbrance upon or in respect of that Collateral other than pursuant to this Agreement or a Permitted Encumbrance; or

(d)

if any execution, sequestration, extent or any other process of any other kind is levied or enforced upon or against the Collateral or any part thereof by any Person other than the Secured Party and remains unsatisfied for a period of 10 days; or

(e)	if the holder (other than the Secured Party) of any Encumbrance against any of the Collateral does anything to enforce or realize on such Encumbrance; or

(f)	a material portion of the Collateral is lost, damaged or destroyed; or

(g)	if any of the moneys secured under this Agreement as part of the Secured Obligations are used for any purpose other than as declared to and agreed upon by the Secured Party; or

(h)	any material portion of the Collateral becomes the subject of expropriation proceedings.

ARTICLE 8
RIGHTS, REMEDIES AND POWERS

8.1             Before and After Default

                   At any time and from time to time without notice, whether before or after an Event of Default, the Secured Party will have the right and power (but will not be obligated):

(a)

Inspection and Records: to inspect the Collateral whenever the Secured Party considers it appropriate to do so, acting reasonably, and to inspect, review, audit and copy any or all information relating thereto or to the Collateral or to any other transactions between the parties hereto wherever and however such information is stored, and for such purposes may at any time with or without notice enter into and upon any lands, buildings and premises where the Collateral or any such information is or may be;

(b)

Set-Off: to set off the Secured Obligations against any or all debts and liabilities, direct and indirect, absolute and contingent, in any currency, now existing or hereafter incurred by the Secured Party in any capacity in favour of the Debtor;

(c)

Perfection of Charges: to file such financing statements and financing change statements and do such other acts, matters and things as the Secured Party may consider appropriate to perfect, preserve, continue and realize upon the security interest created hereby, all without the consent of or notice to the Debtor; and

(d)

Extensions and Other Indulgences: to grant extensions of time and other indulgences, take and give up security, accept compositions, compound, compromise, settle, grant releases and discharges, refrain from perfecting or maintaining perfection of Encumbrances, and otherwise deal with the Debtor and other obligors of the Debtor, sureties and others and with the Collateral and Encumbrances as the Secured Party may consider appropriate, acting reasonably, all without prejudice to the liability of the Debtor or the Secured Party’s rights to hold and realize on the security interest created hereby.

8.2             After Default

                   Upon the occurrence of an Event of Default and at any time thereafter, the Secured Party may exercise any or all of the rights, remedies and powers of the Secured Party under the Act, or otherwise existing, whether under this Agreement or any other agreement or at law or in equity, all of which other rights, remedies and powers are hereby incorporated as if expressly set out herein. In addition to the foregoing, the Secured Party will have the right and power (but will not be obligated):

(a)	Withhold Advances: to withhold any or all advances, including future advances;

(b)	Accelerate Secured Obligations: to declare any or all of the Secured Obligations to be immediately due and payable;

(c)

Enter and Take Possession: to take possession of the Collateral and to collect and get in the same, and for such purposes may at any time, with or without notice or legal process and to the exclusion of all others including the Debtor and its servants, agents and employees, enter into and upon, use and occupy any lands, buildings and premises wheresoever and whatsoever, where the Collateral is or may be located and do any act and take any proceedings in the name of the Debtor or otherwise, as the Secured Party may consider appropriate;

(d)

Receive Payments: to receive income, rents, profits, increases, payments, damages and proceeds from and in respect of the Collateral and to demand, collect (by legal proceedings or otherwise), endorse, sue on, enforce, realize, recover, receive and get in the same, and for such purposes may give valid and binding receipts and discharges therefor and in respect thereof and may do any act and take any proceedings in the name of the Debtor or otherwise as the Secured Party may consider appropriate;

(e)	Control of Proceeds: to take control of any or all proceeds where the Collateral (including proceeds) is dealt with or otherwise gives rise to proceeds;

(f)

Use and Protection of the Collateral: to use, hold, insure, preserve, repair, process, maintain, protect and prepare the Collateral for disposition and to renew or replace such of the Collateral as may be worn out, lost or otherwise unserviceable, in the manner and to the extent that the Secured Party may consider appropriate;

(g)

Disposition of the Collateral: to sell, lease, rent or otherwise dispose of or concur in the sale, lease, rental or other disposition of the Collateral, whether in or out of the ordinary course of business, by private or public sale, lease or other disposition, with or without notice, advertising or any other formality, either for cash or in any manner involving deferred payment in whole or in part, at such time or times and upon such terms and conditions as the Secured Party may consider appropriate and for such prices or consideration as can reasonably be obtained at such time therefor, and to carry any such disposition into effect by conveying title and executing agreements and assurances in the name of the Debtor or otherwise as the Secured Party may consider appropriate, and to make any stipulations as to title or conveyance or commencement of title or otherwise as the Secured Party may consider appropriate, and to buy in or rescind or vary any contract for the disposition of the Collateral and to re-dispose of the same without being answerable for any loss occasioned thereby;

(h)

Exercise and Enforcement of Debtor’s Rights: to exercise as to the Collateral any or all of the rights, remedies and powers of the Debtor, and to enforce the observance and performance by others of all other obligations and liabilities under or in respect of the Collateral;

(i)	Payment of Liabilities: to pay any or all debts and liabilities in connection with the Collateral;

(j)

Arrangements: to enter into any compromise, extension, reorganization, deposit, merger or consolidation agreement or similar arrangement in any way relating to or affecting the Collateral, and in connection therewith may deposit, exchange or surrender control of the Collateral and accept other property upon such terms as the Secured Party may consider appropriate, and either with or without payment or exchange of money for equality of exchange or otherwise;

(k)

Institution and Defence of Actions: to institute and prosecute all suits, proceedings and actions which the Secured Party may consider necessary or advisable for the proper protection or enforcement of the Collateral, and to defend all suits, proceedings and actions against the Debtor, and to appear in and conduct the prosecution and defence of any suit, proceeding or action then pending or thereafter instituted, and to appeal any suit, proceeding or action;

(l)

Foreclosure: to exercise its rights under the Act, as amended from time to time, to give notice of a proposal to take, and to subsequently take, the Collateral in satisfaction of the Secured Obligations;

(m)

Other Means of Enforcement: to otherwise enforce this Agreement and realize upon the security interest created hereby by any method permitted by law, including by bringing action to recover a judgment or by taking proceedings to obtain a certificate under the Creditor Assistance Act of British Columbia against the Debtor, and to do all such other acts and things as it may consider incidental or conducive to any of its rights, remedies and powers; and

(n)

Appointment of Receiver: to appoint by instrument in writing with or without bond, or to take proceedings in any court of competent jurisdiction for the appointment of, a receiver or receiver manager of the Debtor or the Collateral, including all or any part or parts of the undertaking and business or businesses of the Debtor, and to remove any receiver or receiver manager appointed by the Secured Party and to appoint another in his stead, (and any person so appointed, whether by the Secured Party or a court, will be referred to herein as the “Receiver”).

8.3             Receiver

                   Any Receiver will be entitled to exercise any and all rights, remedies and powers of the Secured Party under the Act as amended from time to time or any other applicable legislation or otherwise existing, whether under this Agreement or any other agreement or at law or in equity, all of which other rights, remedies and powers are hereby incorporated as if expressly set out herein, and in addition will have the right and power (but will not be obligated):

(a)	Carry on Business: to carry on or concur in carrying on all or any part of the business or businesses of the Debtor;

(b)

Employ Agents: to employ and discharge such agents, managers, clerks, lawyers, accountants, servants, workmen and others upon such terms and with such salaries, wages or remuneration as the Receiver may consider appropriate;

(c)

Raise Funds and Grant Security: to borrow or otherwise raise on the security of the Collateral or otherwise any sum or sums of money required for the seizure, retaking, repossession, holding, insuring, repairing, processing, maintaining, protecting, preparing for disposition and disposing of the Collateral, or for the carrying on of all or any part of the business or businesses of the Debtor, or to complete any construction or repair of lands owned by the Debtor or any part thereof, or for any other enforcement of this Agreement, in such sum or sums as will in the opinion of the Receiver be sufficient for obtaining the amounts from time to time required, and in so doing may issue certificates which may be payable either to order or to bearer and may be payable at such time or times as the Receiver may consider appropriate and may bear interest as stated therein, and the amounts from time to time payable by virtue of such certificates will form an Encumbrance in and upon the Collateral in priority to the security interest created hereby; and

(d)	Other Rights: to exercise any or all rights, remedies and powers conferred or delegated by the Secured Party.

8.4             Rights of Transferees

                   No purchaser, lessee or other transferee pursuant to any disposition made or purporting to be made pursuant to this Agreement will be bound or concerned to see or enquire whether an Event of Default has occurred or continues, or whether any notice required hereunder has been given, or as to the necessity or expediency of the stipulations subject to which such disposition is to be made, or otherwise as to the propriety of such disposition or the regularity of its proceedings, or be affected by notice that no Event of Default has occurred or continues or that any required notice has not been given or that the disposition is otherwise unnecessary, improper or irregular, and, notwithstanding any impropriety or irregularity whatsoever or notice thereof, the disposition as regards such purchaser, lessee or other transferee will be deemed to be within the powers conferred by this Agreement and will be valid accordingly, and the remedy (if any) of the Debtor in respect of any impropriety or irregularity whatsoever in any such disposition will be in damages only.

8.5             Application of Proceeds

                   Any proceeds of any disposition of the Collateral, any net profits of carrying on all or any part of the business or businesses of the Debtor, and any proceeds of any other realization will, at the option of the Secured Party, be held in whole or in part unappropriated in a separate account (as security for any or all of the Secured Obligations including such part or parts thereof as may be contingent or not yet due) or be applied in whole or in part (subject to applicable legislation and the claims of any creditors ranking in priority to the security interest created hereby):

(a)

Receiver’s Costs: firstly, to the payment of all reasonable costs, charges and expenses of and incidental to the appointment of any Receiver and the exercise by the Receiver of any or all of its rights, remedies and powers with respect to the Debtor, the Collateral and this Agreement, including the remuneration of the Receiver and all amounts properly payable by the Receiver together with all legal costs in respect thereof;

(b)

Costs of Repossession and Disposition: secondly, to the payment of all reasonable costs, charges and expenses incurred or paid in connection with seizing, repossessing, collecting, holding, repairing, processing, preparing for disposition and disposing of the Collateral and any other expenses of enforcing this Agreement incurred by the Secured Party (including legal fees and all taxes, costs and charges in respect of the Collateral);

(c)	Secured Obligations: thirdly, to the payment of the Secured Obligations; and

(d)	Surplus: fourthly, any surplus will, subject to the rights of any other creditors of the Debtor, be paid to the Debtor.

8.6             Rights Cumulative

                   All rights, remedies and powers of the Secured Party and any Receiver set out in this Agreement are cumulative. No right, remedy or power set out herein is intended to be exclusive but each will be in addition to every other right, remedy and power contained herein or in any other existing or future agreement or now or hereafter existing by statute, at law or in equity.

8.7             Order of Realization

                   The Secured Party may realize upon the security interest created hereby and any other Encumbrances it may now or hereafter have in such order as it may consider appropriate, and any such realization by any means upon any such Encumbrance will not bar realization upon any other Encumbrance(s).

8.8             Waiver

                   The Secured Party in its absolute discretion may at any time and from time to time by written notice waive any breach by the Debtor of any of its covenants or agreements herein. No course of dealing between the Debtor and the Secured Party will operate as a waiver of any of the Secured Party’s rights, remedies or powers. No failure or delay on the part of the Secured Party to exercise any right, remedy or power given herein or by any other existing or future agreement or now or hereafter existing by statute, at law or in equity will operate as a waiver thereof, nor will any single or partial exercise of any such right, remedy or power preclude any other exercise thereof or the exercise of any other such right, remedy or power, nor will any waiver by the Secured Party be deemed to be a waiver of any subsequent, similar or other event.

ARTICLE 9
MISCELLANEOUS

9.1             No Merger

                   This Agreement will not operate so as to create any merger or discharge of any of the Secured Obligations, or any assignment, transfer, guarantee, lien, contract, promissory note, bill of exchange or security interest of any form held or which may hereafter be held by the Secured Party from the Debtor or from any other person whomsoever. The taking of a judgment with respect to any of the Secured Obligations will not operate as a merger of any of the covenants contained in this Agreement.

9.2             Set-Off or Counterclaim

                   The obligation of the Debtor to make all payments comprising part of the Secured Obligations is absolute and unconditional and will not be affected by:

(a)

any circumstance, including any set-off, compensation, counterclaim, recoupment, defence or other right which the Debtor may now or hereafter have against the Secured Party or any one or more others for any reason whatsoever; or

(b)	any insolvency, bankruptcy, reorganization or similar proceedings by or against the Debtor.

9.3             Assignment

                   The Secured Party may, without further notice to the Debtor, at any time assign, transfer or grant a security interest in this Agreement and the security interests granted hereby. The Debtor expressly agrees that the assignee, transferee or secured party, as the case may be, will have all of the Secured Party’s rights and remedies under this Agreement and the Debtor shall not assert any defence, counterclaim, right of set-off or otherwise any claim which it now has or hereafter acquires against the Secured Party in any action commenced by such assignee, transferee or secured party, as the case may be, and will pay the Secured Obligations to the assignee, transferee or secured party, as the case may be, as the Secured Obligations become due. The Debtor shall not assign this Agreement or any of its rights or benefits hereunder without the prior written consent of the Secured Party.

9.4             Further Assurances

                   The Debtor shall at all times, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, transfers, assignments, security agreements and assurances as the Secured Party may reasonably require in order to give effect to the provisions hereof and for the better granting, transferring, assigning, charging, setting over, assuring, confirming or perfecting the security interests hereby created and the priority accorded to them by law or under this Agreement.

9.5             Notices

                   Notice hereunder may be given to either party in the manner contemplated by the Loan Agreement.

9.6             Discharge

                   Any partial payment or satisfaction of the Secured Obligations will be deemed not to be a redemption or discharge of this Agreement. The Debtor shall be entitled to a release and discharge of this Agreement upon full payment and satisfaction of all Secured Obligations and upon written request by the Debtor.

9.7             Delivery of Copy/Waiver

                   The Debtor acknowledges receiving a copy of this Agreement. The Debtor waives all rights to receive from the Secured Party a copy of any financing statement, financing change statement or verification statement filed at any time in respect of this Agreement.

ARTICLE 10
INTERPRETATION

10.1           Amendment

                   Any amendment of this Agreement shall not be binding unless in writing and signed by the Secured Party and the Debtor.

10.2           Headings

                   All headings and titles in this Agreement are for reference only and are not to be used in the interpretation of the terms hereof.

10.3           Hereof, Etc.

                   All references in this Agreement to the words “hereof”, “herein” or “hereunder” will be construed to mean and refer to this Agreement as a whole and will not be construed to refer only to a specific Article, Section, paragraph or clause of this Agreement unless the context clearly requires such construction.

10.4           Severability

                   If any of the terms of this Agreement are or are held to be unenforceable or otherwise invalid, such holding will not in any way affect the enforceability or validity of the remaining terms of this Agreement.

10.5           Governing Law

                   This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia, and each party hereby submits to the jurisdiction of the courts of the Province of British Columbia provided that the foregoing will in no way limit the right of the Secured Party to commence suits, actions or proceedings based on this Agreement in any other jurisdiction.

10.6           Interpretation

                   Wherever the singular or masculine gender is used throughout this Agreement the same will be construed as meaning the plural or the feminine or the body corporate or politic where the context or the parties hereto so require.

10.7           Binding Effect

                   This Agreement shall be binding on the Debtor and its heirs, executors, personal representatives, successors and permitted assigns and shall enure to the benefit of the Secured Party and its successors and assigns.

10.8           Entire Agreement

                   The Secured Party has made no representations, warranties, covenants or acknowledgements affecting any Collateral, other than as expressly set out herein in writing.

10.9           Counterparts

                   This Agreement may be executed in counterparts and an executed copy of this Agreement may be delivered by electronic facsimile transmission or other means of electronic communication capable of producing a signed printed copy of this Agreement. Any such execution and delivery will be deemed to have occurred as of the date set forth below by the party so delivering such copy.

                   EXECUTED by the Debtor and the Secured Party as of the 31st day of August, 2015.

NORTHERN DYNASTY MINERALS LTD.

Per:	/s/ Trevor Thomas
Authorized Signatory

CANNON POINT RESOURCES LTD.

Per:	/s/ Jay Sujir
Authorized Signatory